Filed pursuant to Rule 433
Registration No. 333-132574-01
Free Writing Prospectus Dated July 16, 2008
PPL Energy Supply, LLC
$300,000,000
6.30% Senior Notes Due 2013
Final Terms and Conditions

Issuer:	PPL Energy Supply, LLC
Size:	$300,000,000
Maturity:	July 15, 2013
Coupon:	6.30%
Price to Public:	99.959%
Yield to Maturity:	6.31%
Spread to Benchmark Treasury:	+315 basis points
Benchmark Treasury:	3.375% due June 30, 2013
Benchmark Treasury Yield:	3.16%
Interest Payment Dates:	Semi-annually in arrears on January 15 and
July 15, commencing on January 15, 2009.
Make-Whole Call:	At any time at the discount rate of Treasury
plus 50 basis points.
Settlement:	July 21, 2008 (T+3)
CUSIP:	69352JAM9
Ratings:	Moody’s: Baa2 / S&P: BBB / Fitch: BBB+*
Joint Book-Running Managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Lehman Brothers Inc. Wachovia Capital Markets, LLC
Co-Managers:	Lloyds TSB Bank plc PNC Capital Markets LLC Wedbush Morgan Securities Inc. Wells Fargo Securities, LLC

*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, HSBC Securities (USA) Inc. at 1-866-811-8049, Lehman Brothers Inc. at 1-888-603-5847 or Wachovia Capital Markets, LLC at 1-800-326-5897.